

September 16, 2011

Via E-mail
Mr. George Paquet
President and Chief Executive Officer
Future Energy, Corp.
840 23rd Street
St. Georges, Quebec G5Y 4N6 Canada

> **Re:** **Future Energy, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 22, 2011**
> **File No. 333-170201**

Mr. Paquet:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be sure to provide updated information with each amendment, such as the disclosure regarding the average BOPD from the Charles Prior Project.

2.   Based on the fee table, it appears that you are registering the offer and sale of the Units and all component parts. Please clarify on your prospectus cover page whether it is your intention to make arrangements to have the units and warrants quoted on the OTCBB or otherwise help develop a market for these securities. Please also include a description of these securities in the Description of Securities section starting on page 20.

3.   We note your response to prior comment 1 from our letter dated July 1, 2011 and the statement that "since we own such a small working interest in each of the Well Projects, we retain minimal liability related thereto." Please clarify how you determined that your liability would be "minimal." For example, even though your percentage of working interest and therefore percentage of liability might be small, given that you have limited

total assets and that the Well Projects comprise almost all of your total assets, it appears that any amount of liability no matter how small would likely be material to your business. Please revise your disclosure as appropriate.

Our Business, page 5

4. For clarity, please move the entire third paragraph on page 5 that begins with "Our current business focus is to implement…" so that this information is presented before your discussion in the first paragraph about how Mr. and Ms. Paquet first became interested in the prospect of working interests in oil wells.

5. Please clarify why the lease net revenue interest in the two wells is 80%, and how this is documented.

6. We note your response to prior comment 5. Please revise to clarify the rate of production in each of CP 1 and CP 2 (measured in BOPD or some other relevant measure). Please clarify what you are doing with the hydrocarbons being produced, such as whether they are generating revenue for you. If they are generating revenue, provide quantitative disclosure here as to the amount of revenue.

Use of Proceeds, page 17

7. We note your statement that "We cannot predict when or if the Warrants will be exercised; therefore they have not been considered in our use of proceeds allocation." Notwithstanding, please expand to briefly discuss what you would do with any funds received from any exercise of the warrants.

Executive Compensation, page 36

8. Please include information concerning the compensation of your executive officers and directors for the fiscal year ended July 31, 2011.

Financial Statements, page F-1

9. We note the financial statements filed in response to prior comment number 12 from our letter dated July 1, 2011 include the statements of expenses, stockholders' equity and cash flows for the interim nine month period ended April 30, 2011. Please also include a comparative period for the prior year (e.g., the interim period from inception to April 30, 2010). Additionally, based on the timing of your next amendment, please consider the need to update your financial statements pursuant to Rule 8-02 of Regulation S-X, as well as other applicable disclosures to address this interim period, such as that in response to prior comment number 10 from our letter dated July 1, 2011.

Statement of Expenses, page F-3

10.   Please expand your disclosure to include the net loss per share for the fiscal year ended July 31, 2010 as well as for any other annual or interim periods required to be presented.

Note 3 – Summary of Significant Accounting Policies, page F-6

11.   We note your response to our prior comment 13. Please substantially enhance your accounting policy disclosure to address how you intend to account for unproved oil and gas property costs in future periods in light of the fact that you do not intend to prove reserves for these properties. For example, disclose whether you intend to amortize this asset and the basis by which you intend to do so. Please also disclose the point at which impairment will occur and how that amount will be determined. Please be reasonably specific in your disclosure as to enable the reader to determine how your policy impacts your current and future financial statements.

Note 8 – Income Taxes, page F-9

12.   Please modify your disclosure to clarify that amounts for the period ended July 31, 2010 relate to the fiscal year from inception (April 6, 2010) to July 31, 2010, while amounts for the period ended April 30, 2011 relate to the interim nine month period then ended. Please similarly modify your disclosure elsewhere in your financial statements or footnotes as necessary.

13.   We note you disclose $39,757 of deferred tax assets at April 30, 2011, gross of valuation allowance, resulting from net operating loss carryforwards. This amount appears to equal the total net losses you present on your statement of expenses for the cumulative inception-to-date period. Please modify disclosure to present your deferred tax assets as affected by the enacted tax rates expected to apply to the taxable income in the periods in which the net operating losses are expected to be realized, or tell us why no modification is necessary. Please refer to FASB ASC 740-10-30-8.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ▪ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ▪ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
Luis Carillo, Esq.